
03025869

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549



FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

TI CONTRIBUTION AND 401(K) SAVINGS PLAN

TEXAS INSTRUMENTS INCORPORATED

12500 TI Boulevard, MS 8658
Dallas, Texas 75243

P. O. Box 660199, MS 8658
Dallas, Texas 75266

Ernst & Young

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

The Administration Committee
TI Contribution and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TI Contribution and 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 5, 2003

TI Contribution and 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
	(In thousands)	
Assets		
Plan interest in Texas Instruments Incorporated Defined Contribution Plan Master Trust	**$ 1,049,769**	$ 1,559,508
Participant notes receivable	**19,581**	21,771
Employer contributions receivable	**661**	–
Employee contributions receivable	**1,304**	–
Rollover contributions receivable	**92**	–
Dividends and interest receivable	**237**	199
Total assets	**1,071,644**	1,581,478
Liabilities		
Accrued expenses	**134**	224
Net assets available for benefits	**$ 1,071,510**	$ 1,581,254

See accompanying notes.

TI Contribution and 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002
(In thousands)

Plan interest in Texas Instruments Incorporated Defined Contribution Plan Master Trust investment loss	**$ (509,532)**
Contributions:	
Employee	**50,920**
Employer	**39,948**
Rollover	**1,847**
	92,715
Transfer of net assets within Master Trust	**1,752**
Transfer in of net assets from Burr-Brown Corporation Future Investment Trust	**12,982**
Benefits paid to participants	**(106,621)**
Administrative expenses	**(1,040)**
Net decrease	**(509,744)**
Net assets available for benefits:	
Beginning of year	**1,581,254**
End of year	**$ 1,071,510**

See accompanying notes.

TI Contribution and 401(k) Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the TI Contribution and 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was adopted effective January 1, 1998. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974 (ERISA). During 2002, the Plan was amended and restated effective January 1, 2002. The Plan is administered by the Administration Committee.

Eligibility/Participation

Any employee of Texas Instruments Incorporated and participating subsidiaries (TI or the Company) who was a participant in the TI 401(k) Savings Plan (the 401(k) Plan) and who elected to discontinue participation in the 401(k) Plan after December 31, 1997, and transfer his or her accounts to the Plan in 1998 became a participant in the Plan as of January 1, 1998. Employees who elected to continue to participate in the 401(k) Plan are not eligible to participate in the Plan. Any former employee whose accounts were transferred to this Plan as a result of a break in credited service, as defined, shall become a participant as of the date such accounts are transferred.

Additionally, employees of TI who became employees after November 30, 1997, and employees of any U.S. subsidiaries that have elected to participate in the Plan are eligible to participate in the Plan. An employee who is a United States citizen employed by a foreign subsidiary and who is not on the TI expatriate program is eligible to participate in this Plan. Eligibility to contribute to the Plan through salary deferrals or to have TI contributions made on an employee's behalf begins on an employee's employment date.

In the fall of 2000, Texas Instruments Tucson Corporation employees who were participants in the Burr-Brown Corporation's Pension Plan (which was merged into the TI Employees Pension Plan effective January 1, 2001) could elect to cease to accrue credited service under the Burr-Brown Corporation's Pension Plan and, effective January 1, 2001, become participants in the Plan.

1. Description of the Plan (continued)

Account balances of Texas Instruments Tucson Corporation employees who were participants in the Burr-Brown Corporation Future Investment Trust (the BBC FIT Plan) and who did not elect to take a distribution from the BBC FIT Plan by August 2, 2002, were transferred to either the Plan or the 401(k) Plan.

Participants' Accounts

Participants may have one or more of the following accounts within the Plan: a 401(k) Account, which consists of 401(k) contributions, employer matching contributions, and rollovers from other qualified plans; Employer Fixed Savings Contributions Account (Contribution Account); a Universal Profit Sharing Account (Profit Sharing Account); and a Voluntary Employee Contribution Account (VEC).

Each participant's 401(k) Account is credited with the participant's salary deferrals, employer matching contributions, and earnings and losses thereon. Employer fixed savings contributions, as defined by the Plan, made by the Company and earnings and losses thereon are contributed to each eligible participant's Contribution Account. As of the end of each Plan year, forfeitures of the nonvested portion of terminated participants' accounts occurring during that Plan year are applied to reduce employer fixed savings contributions during the next Plan year. The Profit Sharing Account and VEC Account, as applicable, of the participants who transferred from the 401(k) Plan are credited with earnings and losses. Allocations of Plan earnings and losses are based on account balances. Expenses of administering the Plan and Trust are deducted from participants' accounts to the extent not paid by the Company.

Contributions

The Plan receives contributions from TI and from eligible TI employees. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by Plan provisions or the Internal Revenue Code (the Code) limitation ($11,000 for 2002). Such contributions are credited to each participant's 401(k) Account. Effective January 1, 2002, the maximum contribution rate is 50% of the compensation, as defined by the Plan, received by the participant in each payroll period.

Effective November 1, 2002, the Plan was amended to offer catch-up contributions to participants who attained age 50 or older before the close of the Plan year.

1. Description of the Plan (continued)

TI matches participating employee deferrals in an amount equal to 100% of the participating employees' deferrals not to exceed an amount equal to 4% of eligible compensation, as defined by the Plan, received by the participants during the Plan year. Such contributions are credited to each participant's 401(k) Account.

Additionally, TI contributes, on behalf of each eligible participant, an Employer Fixed Savings Contribution in an amount equal to 2% of such participant's eligible compensation for the Plan year. Employer Fixed Savings Contributions are credited to each participant's Contribution Account.

Prior to 1999, profit sharing contributions were made to a Profit Sharing Account for eligible employees. Effective January 1, 1999, the Plan was amended such that Company profit sharing contributions shall not be made for Plan years beginning on or after January 1, 1999.

Contributions to the VEC account were discontinued as of January 1, 1987.

Investments

All investment assets of the Plan are held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Northern Trust Company. The plan assets of the 401(k) Plan are also held in the Master Trust. Investments in the Master Trust as of December 31, 2002 and 2001, are presented in Note 3.

Interest and dividends and net appreciation (depreciation) in fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are allocated on a per participant basis. Contributions received, benefits paid, and directly attributable expenses of the participating plans effectively increase or decrease the number of units held by each plan.

1. Description of the Plan (continued)

Participants may direct contributions and deferrals to be invested in and transferred among various investment funds currently provided for except that, prior to September 10, 2001, those assets transferred from the 401(k) Plan attributed to profit sharing contributions made prior to 1994 were invested in TI common stock and, prior to September 10, 2001, these contributions were required under the terms of the Plan to remain invested in TI common stock. Beginning September 10, 2001, participants could direct that these contributions be invested in any fund option offered by the Plan.

At December 31, 2002 and 2001, the approximate number of participants in the various investment fund options was as follows: 17,890 and 18,724 in TI common stock; 4,268 and 25,793 in registered investment companies; and 41,924 and 13,619 in common/collective trusts, respectively. At December 31, 2001, there were approximately 4,148 participants in the Investment Contract Fund, which is included in the Income Fund, a common/collective trust, effective April 1, 2002. A self-directed brokerage account option was added to the Plan as an investment option effective April 1, 2002, and had approximately 185 participants at December 31, 2002.

Participant Notes Receivable

All loans to participants are included in participant notes receivable. Participant notes receivable bear interest at prime rate at the time of the loan plus 1%. Loans must be repaid in full within five years (except in the case of a residential loan) and are recorded at the carrying value of participants' loans, which approximates fair value.

All loans initiated subsequent to July 31, 2001, will become due upon termination of employment.

Each loan shall be deducted from a participant's account, as defined in the Plan document, shall be secured by that portion of the participant's vested account balance deducted for the loan, and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms, and conditions as the Administration Committee shall determine. Loans are limited as to the amount of loans for each participant, as described in the Plan document.

1. Description of the Plan (continued)

Distributions and Vesting

Upon termination of employment and after completion of five years of credited service, participants are entitled to a distribution of the full amount of their Contribution Account. A participant who has not completed five years of credited service, and who terminates other than by reason of retirement, death, or permanent disability, shall be entitled to receive a proportionate part of his or her Contribution Account based on the years of credited service for vesting, as described in the Plan document. Notwithstanding the foregoing, a participant shall be fully vested in all amounts in his or her Contribution Account upon the attainment of age 65.

Upon termination of employment because of retirement, permanent disability, or death, the full amount of his or her Plan accounts shall be payable to the participant, or in case of death, to the beneficiary, subject to applicable laws.

A participant shall be fully and immediately vested in all amounts credited to his or her Profit Sharing Account, 401(k) Account, VEC Account, and other accounts transferred from the 401(k) Plan, as described in the Plan document. No forfeiture of a vested interest in such accounts shall take place for any reason under this Plan. Upon termination of employment of any participant, the participant shall be entitled to receive the full amount of these accounts.

Withdrawals

A participant has the right to withdraw any amounts from his or her 401(k) Account and the vested interest in his or her Contribution Account on or after the earlier of his or her (i) attainment of age 59 1/2 years or (ii) becoming entitled to a distribution in accordance with the Plan provisions. A withdrawal must equal at least the lesser of $500 or the entire amount available for withdrawal.

Effective April 1, 2002, participants whose account balances are less than $5,000 will receive an automatic distribution 90 days after the date of termination.

1. Description of the Plan (continued)

Effective April 3, 2002, a participant shall have the right to withdraw any amount from his or her VEC account at any time with a minimum withdrawal amount of $500 or 100% of the account balance.

Certain limitations on withdrawals are described in the Plan document.

Transfers within Master Trust

Upon rehire after occurrence of a break in credited service, as defined, for participants in the 401(k) Plan, the accounts of the affected participants are transferred to this Plan and such participants begin participating in this Plan.

Termination of the Plan

While there is no intention to do so, TI may discontinue the Plan by giving written notice to the Administration Committee and Plan trustee, subject to the provisions of ERISA. In the event of Plan termination, all participants are 100% vested in their account balances.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The investments are valued using quoted market prices for TI and other common stocks. Registered investment company shares are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at fair value based on the underlying investments of the trusts as determined by the sponsor of the trust. Cash equivalents are valued at cost, which approximates fair value. Participant loans are valued at their carrying value, which approximates fair value. Investment contracts within the Income Fund are valued at contract value. Contract value represents contributions made plus interest at a guaranteed contract rate, less Plan expenses.

Effective April 1, 2002, no additional contributions were allowed into investment contracts. The remaining investment contracts at December 31, 2002 mature in 2003 and 2004. Investment contracts include guaranteed investment contracts (with various insurance companies) at December 31, 2002 and 2001, and synthetic guaranteed

2. Summary of Significant Accounting Policies (continued)

investment contracts at December 31, 2001. The synthetic guaranteed investment contracts consisted of investments held by the Plan in bond portfolios and other fixed income securities that had a wrapper contract issued by various insurance companies and financial institutions. At December 31, 2002 and 2001, the rate at which interest is accrued to investment contracts ranged from 5.70% to 8.95% and from 4.08% to 6.42%, respectively. The estimated fair value for investment contracts in the Master Trust at December 31, 2002 and 2001, approximates contract value. Considerable judgment is necessarily required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Certain investment contracts are subject to adjustment upon early termination.

Purchases and sales of securities are recorded on a trade-date basis.

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Interest in Master Trust

The Plan's investments are held in the Master Trust, which was established for the investment of assets of the Plan and the 401(k) Plan sponsored by TI (see Note 1). The two participating plans have an undivided interest in the Master Trust. At December 31, 2002 and 2001, the Plan's percentage interest in the net assets of the Master Trust was approximately 54% and 52%, respectively.

3. Interest in Master Trust (continued)

The following table presents the fair values of the investments, except for investment contracts, which is presented at contract value, for the Master Trust as of December 31:

	2002	2001
	Master Trust	
	(In thousands)	
Texas Instruments Incorporated Defined Contribution Plan Master Trust:		
Cash and cash equivalents	**$ 4,125**	$ –
TI common stock	**1,043,225**	2,070,640
Registered investment companies	**81,959**	259,768
Common/collective trusts	**797,395**	502,446
Other common stocks	**6,225**	–
Other investments	**789**	–
Investment contracts	**18,812**	179,926
Due to broker	**(6,015)**	–
	$ 1,946,515	$ 3,012,780

The following table presents investment income (loss) for the Master Trust for the year ended December 31, 2002 (in thousands):

Net depreciation in fair value of TI common stock	**$ (881,571)**
Net depreciation in fair value of other common stocks	**(1,627)**
Net appreciation in fair value of registered investment companies	**3,047**
Net depreciation in fair value of common/collective trusts	**(115,067)**
Net depreciation in fair value of other investments	**(107)**
Interest and dividends	**13,262**
	$ (982,063)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 22, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31, 2002
Net assets available for benefits per the financial statements	$ 1,071,510
Less: Benefits payable	(200)
Net assets available for benefits per the Form 5500	$ 1,071,310

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year ended December 31, 2002
Benefits paid to participants per the financial statements	$ 106,621
Add: Benefits payable at end of year	200
Benefits paid to participants per the Form 5500	$ 106,821

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, but had not been paid as of that date.

Supplemental Schedule

TI Contribution and 401(k) Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 75-0289970
Plan #: 092

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
				(In thousands)
*	Participants	Loans with interest rates ranging from 5.25% to 10.00%	$ –	$19,581

* Indicates party-in-interest to the Plan.

EXHIBITS

Designation of Exhibit in this Report	Description of Exhibit
23	Consent of Independent Auditors
99.1	Certification by Chairman of Administration Committee of Periodic Report For Purposes of 18 U.S.C. Section 1350
99.2	Certification by Senior Financial Officer on Administration Committee of Periodic Report For Purposes of 18 U.S.C. Section 1350

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI CONTRIBUTION AND 401(K) SAVINGS PLAN

By: William A. Aylesworth

William A. Aylesworth
Chairman, Administration Committee

Date: June 26, 2003

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-30994) pertaining to the TI Contribution and 401(k) Savings Plan of our report dated May 5, 2003, with respect to the financial statements and schedule of the TI Contribution and 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Dallas, Texas
June 26, 2003

Exhibit 99.1

CERTIFICATION OF ADMINISTRATION COMMITTEE CHAIRMAN

Certification of Periodic Report
For Purposes of 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, William A. Aylesworth, Chairman of the Administration Committee for the Texas Instruments Contribution and 401(k) Savings Plan (the "Plan"), hereby certifies that, to his knowledge:

(i) the Report on Form 11-K of the Plan for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Dated: June 26, 2003



William A. Aylesworth
Chairman
Administration Committee

Exhibit 99.2

CERTIFICATION OF ADMINISTRATION COMMITTEE SENIOR FINANCIAL OFFICER

Certification of Periodic Report
For Purposes of 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, William A. Aylesworth, the senior financial officer on the Administration Committee for the Texas Instruments Contribution and 401(k) Savings Plan (the "Plan"), hereby certifies that, to his knowledge:

(i) the Report on Form 11-K of the Plan for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Dated: June 26, 2003



William A. Aylesworth
Senior Financial Officer on the
Administration Committee